Exhibit 21

Subsidiaries of Fortegra Financial
As of December 31, 2011

Subsidiaries	State of Incorporation
LOTS Intermediate Company	Delaware

Life of the South Insurance Company	Georgia
Bankers Life of Louisiana	Louisiana
Insurance Company of the South (30% owned)	Georgia

LOTSolutions, Inc.	Georgia
Fortegra Services, LLC	Delaware

Bliss and Glennon, Inc.	California
Magna Insurance Company	Mississippi
South Bay Acceptance Corporation	California
Auto Knight Motor Club, Inc.	California
Continental Car Club, Inc.	Tennessee
United Motor Club of America, Inc.	Kentucky
eReinsure.com, Inc.	Delaware
eReinsure(UK) Limited (United Kingdom)

CRC Reassurance Company, Ltd. (Turks & Caicos Islands, BWI)
LOTS Reassurance Company (Turks & Caicos Islands, BWI)

Insurance Company of the South (70% owned)	Georgia
Southern Financial Life Insurance Company (85% owned)	Kentucky
Lyndon Southern Insurance Company	Delaware
Pacific Benefits Group Northwest, LLC	Oregon